601 Lexington Avenue
New York, New York 10022

Joshua Korff	212 446-4800	Facsimile:
To Call Writer Directly: 212 446-4943 jkorff@kirkland.com	www.kirkland.com	212 446-4900 Dir. Fax: 212 446-6460
August 17, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. H. Christopher Owings
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Re:	Bankrate, Inc.
Amendment No. 1 to Schedule TO filed by Ben Merger Sub, Inc., et al.
Amendment No. 2 to Schedule 13E-3 filed by Bankrate, Inc., et al.
Amendment No. 2 to Schedule 14D-9 filed by Bankrate, Inc.
Filed August 11, 2009
File No. 005-57763
Dear Mr. Owings:
     On behalf of Bankrate, Inc., a Florida corporation (“Bankrate”), our clients BEN Merger Sub, a Florida corporation (the “Purchaser”), and BEN Holdings, Inc., a Delaware corporation (“Parent” and, together with Purchaser, the “Companies”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 2 (“Schedule TO Amendment No. 2”) to the above-captioned Schedule TO of the Companies, filed on July 28, 2009 (the “Schedule TO”), a complete copy of Amendment No. 3 (“Schedule 13E-3 Amendment No. 3”) to Schedule 13E-3 filed by Bankrate, Inc. (“Bankrate”), the Companies and the other filing persons listed on the cover page thereto, and a complete copy of Amendment No. 3 (“Schedule 14D-9 Amendment No. 3” and, together with Schedule TO Amendment No. 2 and Schedule 13E-3 Amendment No. 3, the “Amendments”) to the above-captioned Schedule 14D-9 of Bankrate (the “Schedule 14D-9”). We refer to the Amendment No. 1 to Schedule 13E-3 filed by Bankrate, the Companies and the other filing persons listed on the cover page thereto on August 5, 2009, as the “Schedule 13E-3.”

Securities and Exchange Commission
August 17, 2009

A copy of each of the Amendments has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Companies and Bankrate, as applicable, for a period of five years.
     The Amendments reflect certain revisions of the Schedule TO, the Schedule 13E-3 and the Schedule 14D-9, in response to the comment letter to Mr. Mitch Truwit, Director, Vice President and Assistant Secretary of the Purchaser, and Mr. Edward J. DiMaria, Chief Financial Officer of Bankrate, dated August 14, 2009, from the staff of the Commission (the “Staff”).
     The numbered paragraphs below set forth the Staff’s comments together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Schedule TO.
Schedule TO/Schedule 13E-3
General
1.	Staff’s comment: Please revise the Schedule 14D-9 filed by Bankrate, Inc., as applicable, in response to our comments issued on the Schedule TO/Schedule 13E-3.
Response: Bankrate has revised the Schedule 14D-9 in response to the applicable comments of the Staff to the Schedule TO and Schedule 13E-3.
Offer to Purchase
J. Special Factors, page 10
1. Background of the Offer, page 10
2.	Staff’s comment: We reissue comment 11. Please revise your disclosure in the offer document and in the recommendation statement to briefly describe each alternative considered by Bankrate or its affiliates (i.e., each filing person) and disclose why each alternative was rejected.
Response: In response to the Staff’s comment, page 18 of the Offer to Purchase and page 14 of the Schedule 14D-9 have been revised to add additional detailed disclosure regarding alternatives considered by Bankrate and its affiliates.
3.	Staff’s comment: Please revise to discuss how you or your financial advisors determined to contact the 14 strategic partners that you mention in the second paragraph.

Securities and Exchange Commission
August 17, 2009

Response: In response to the Staff’s comment, page 10 of the Offer to Purchase and page 8 of the Schedule 14D-9 have been revised to describe how the strategic partners and financial sponsors to be contacted were determined.
4.	Staff’s comment: We note the revisions made in response to comment 16. Please tell us, with a view toward revised disclosure, why you refer to “approximately” four equity firms. What prevents you from being more definitive in your disclosure?
Response: In response to the Staff’s comment, page 10 of the Offer to Purchase and page 8 of the Schedule 14D-9 have been revised to remove the word “approximately”.
5.	Staff’s comment: We note your response to comment 17 from our letter dated August 7, 2009. We are unable to locate the changes you refer to and we, therefor, respectfully re-issue comment 17. In this regard, please tell us how Bankrate determined Apax and Party A were “most likely to be seriously interested in and prepared to complete and capable of completing a transaction expeditiously.”
Response: We respectfully note that in response to the Staff’s prior comment, additional disclosure was provided regarding occasional meetings with financial sponsors after September 22, 2008 to indicate that no proposals resulted from such meetings. In response to the Staff’s comment, we have further revised this disclosure on page 11 of the Offer to Purchase and page 9 of the Schedule 14D-9 to further disclose information on the subject matter of these meetings. We respectfully submit that the disclosure, as revised, includes all material information with respect to these meetings, given that the meetings were intermittent, generally high-level and exploratory in nature, and did not involve proposals to acquire Bankrate.
6.	Staff’s comment: We note the revised disclosure in the first full paragraph on page 12 of the Offer to Purchase that states that since the transaction treated director-shareholders differently than shareholders generally, the disinterested members of the Bankrate board of directors should approve the transaction pursuant to Section 607.0901 of the FBCA, Please provide readers a cross-reference to where you describe the material aspects of Section 607.0901 of the FBCA.

Securities and Exchange Commission
August 17, 2009

Response: In response to the Staff’s comment, page 12 of the Offer to Purchase and page 10 of the Schedule 14D-9 have been revised to include the requested cross-reference.
7.	Staff’s comment: We note your response to comment 20 from our letter dated August 7, 2009. We disagree with your conclusion that the report does not fall within the parameters of Item 1015(a) of Regulation M-A. Thus, please revise your disclosure to provide the information required by Item 1015(b)(6) of Regulation M-A.
Response: While we respectfully disagree with the Staff’s conclusion, in response to the Staff’s comments, page 25 of the Schedule 14D-9 has been revised to provide additional disclosure regarding the report.
8.	Staff’s comment: We also note your revisions to the Offer to Purchase regarding Allen & Company’s June 30, 2009 presentation. Please discuss in greater detail the general content of the Wall Street estimates of future Bankrate performance that was discussed between Allen & Company and Bankrate’s board of directors. Also, please discuss in greater detail in the section titled “Opinion of Allen & Company, LLC” that begins on page 16 of the Schedule 14D-9 the differences between Allen & Company’s June 30, 2008 presentation and their presentation on July 22, 2009,
Response: In response to the Staff’s comment, page 12 of the Offer to Purchase and page 25 of the Schedule 14D-9 have been revised to describe the general content of the referenced Wall Street estimates and the differences between the June 30 and July 22 presentations.
9.	Staff’s comment: Finally, we note on page 6 of exhibit (C)(5) to the Schedule 14D-9, that some discussions were held with Warburg Pincus regarding a transaction with Bankrate. If Warburg Pincus is “Party A,” please revise your disclosure to so state. If not, please revise your disclosure to describe any communications with Warburg Pincus.
Response: In response to the Staff’s comment, we have added further description of Party A on page 11 of the Offer to Purchase and page 9 of the Schedule 14D-9. We respectfully submit that a no-name disclosure is customary in descriptions of past contacts and transaction backgrounds and that specific identification of Party A is not material to an investor’s understanding of the background of the transaction.

Securities and Exchange Commission
August 17, 2009

10.	Staff’s comment: We note your response to comment 22 from our letter dated August 7, 2009. Please discuss why it was determined that the Disinterested Directors should not conduct the negotiations on behalf of the company, especially in light of the fact that with their approval of the transaction it removed the possible requirement under 607.0901 of the FBCA regarding approval of the transaction by a two-thirds majority vote of shareholders, Also, please disclose any limitations or special powers that these Disinterested Directors were granted at the time it was determined that they should separately review and approve the transaction.
Response: In response to the Staff’s comment, page 12 of the Offer to Purchase and page 10 of the Schedule 14D-9 have been revised to provide additional disclosure as to the role of the Disinterested Directors.
The Support Agreements, rage 15
11.	Staff’s comment: We note your response to comment 26 from our letter dated August 7, 2009. We note that Mr. Morse has committed to invest between 30%-50% of the after-tax value of his equity holdings in Bankrate into the Parent. Please revise to explain how this amount will ultimately be determined. For example, please disclose if the final amount invested is at Mr. Morse’s discretion or if other factors will determine the amount of their investment and at what point in time the after-tax value is determined.
Response: In response to the Staff’s comment, pages 16 and 27 of the Offer to Purchase and page 4 of the Schedule 14D-9 have been revised to indicate that Mr. Morse and Mr. O’Block have discretion to determine their respective investment amounts within the ranges specified.
4. Position of the Disinterested Directors Regarding the Fairness of the Offer. . . . page 18
12.	Staff’s comment: We note your response to comment 29 from our letter dated August 7, 2009. Please briefly discuss what aspects of the role under Florida law that disinterested directors play led the Disinterested Directors to conclude that separate legal counsel was not necessary.
Response: In response to the Staff’s comment, page 19 of the Offer to Purchase has been revised to include further description of the Disinterested Directors’ role under Florida law that led to the determination that separate legal counsel was not necessary.

Securities and Exchange Commission
August 17, 2009

5. Position the Support Executives as to Fairness, page 18
13.	Staff’s comment: We note the Support Executives’ position with respect to the fairness of the transaction to unaffiliated security holders was included in the filing, We also note that the Support Executives based their determination regarding the fairness of the transaction to unaffiliated security holders upon the factors that Bankrate’s Board of Directors relied upon in reaching their conclusion. Please provide the Support Executives’ analysis of the material factors upon which the Support Executives relied upon to reach their conclusion or, alternatively, the Support Executives may adopt Bankrate’s board of director’s analysis of those factors. In addition, if the Support Executives based their fairness determination on the analysis of factors undertaken by Allen & Company or Needham & Company, then the Support Executives must expressly adopt these analysis and discussions as their own in order to satisfy their disclosure obligations. Please refer to prior comments 52 and 53 for additional guidance.
Response: In response to the Staff’s comment, page 19 of the Offer to Purchase has been revised to disclose that the Support Executives adopted the analysis of the Bankrate Board of Directors as their own. We supplementally advise the Staff that the Support Executives did not rely upon the analysis of factors in the opinions or presentations of Allen or Needham & Company as those were rendered only to the Bankrate board of directors and the Disinterested Directors, respectively, and the Support Executives were not entitled to rely thereon.
14.	Staff’s comment: Please revise your disclosure to include the information required by Item 1013(a) of Regulation M-A with respect to the Support Executives.
Response: In response to the Staff’s comment, page 19 of the Offer to Purchase has been revised to add a new section regarding the purposes of the transaction for the Support Executives as required by Item 1013(a) of Regulation M-A.
6. Purposes and Reasons of Parent, Purchaser, the Apax VII Funds. . . . page 19
15.	Staff’s comment: We note your response to comment 30 from our letter dated August 7, 2009. Please discuss how it was determined who would or would not invest in the Parent and who would or would not enter into support agreements. Also, please discuss in this section or another appropriate place in your filing the nature and status of the ongoing negotiations between the Support Executives and Apax that you refer to in the third full paragraph on page 19.
Response: In response to the Staff’s comment, page 20 of the Offer to Purchase has been revised to discuss how it was determined who would invest in Parent and

Securities and Exchange Commission
August 17, 2009

who would enter into Support Agreements. In addition, page 20 of the Offer to Purchase has been revised to discuss the nature and status of ongoing negotiations between Support Executives and Apax.
7. Position of Parent Purchaser, the Apax VII Funds and the Other Apax. . . . page 19
16.	Staff’s comment: We note your response to comment 33 from our letter dated August 7, 2009. We reissue this comment as it relates to Ben Holding S.à.r.l. as we cannot locate its fairness determination.
Response: In response to the Staff’s comment, page 1 of the Offer to Purchase has been revised to include Ben Holding S.à.r.l. in the definition of “Other Apax Entities,” thereby including its fairness determination in the referenced section of the Offer to Purchase.
10. Interests of BankRate’s page 23
17.	Staff’s comment: We note your response to prior comment 34. Please tell us whether the payment for the options described in the referenced disclosure involves an investment decision by the option holders and whether those holders will be required to submit a letter of transmittal in order to receive the payment described.
Response: In response to the Staff’s comment, we advise the Staff that the payment for options described in the referenced disclosure does not involve an investment decision by the option holders; rather, the payment will be made pursuant to the terms of the Merger Agreement, which provides for a cash payment in respect of all “in the money” options that are outstanding immediately prior to the Acceptance Time, to the extent that the Offer Price exceeds the exercise price for such options. As a result, no letter of transmittal will be required.
18.	Staff’s comment: We note your response to comment 37 from our letter dated August 7, 2009. Please discuss the status of negotiations regarding how the return on total investment will be calculated.
Response: In response to the Staff’s comment, page 28 of the Offer to Purchase and page 5 of the Schedule 14D-9 have been revised to discuss the status of these negotiations.

Securities and Exchange Commission
August 17, 2009

III. The Tender Offer, page 46
9. Certain Information Concerning Bankrate, page 56
19.	Staff’s comment: Please tell us what consideration you have given to updating the financial information to include the information for the quarter ended June 30, 2009.
Response: In response to the Staff’s comment, page 59 of the Offer to Purchase has been revised to update the summary financial information for the quarter ended June 30, 2009. Furthermore, page 60 of the Offer to Purchase and page 42 of the Schedule 14D-9 have been revised to provide preliminary financial results for the month ended July 31, 2009.
12. Conditions to the Offer, page 60
20.	Staff’s comment: We note your response to prior comment 42 and we reissue it. Your disclosure continues to state that this section of the offer document is only a summary and continues to improperly refer security holders to the Merger Agreement for additional information. Please revise your disclosure to include all offer conditions in the offer document disseminated to security holders.
Response: In response to the Staff’s comment, page 63 of the Offer to Purchase has been revised to remove the statement that this section is only a summary and to remove the reference to the Merger Agreement for additional information.
Schedule 14D-9
Item 4. The Solicitation or Recommendation, page 7
(c) Reasons for the Recommendation, page 13
21.	Staff’s comment: We note your response to comment 52 and comment 56 from our letter dated August 7, 2009. In the final sentence of the first paragraph on page 16 you state in part that the Board of Director’s found Allen & Company’s reliance on the information that management provided reasonable “subject to the understandings regarding the nature of the financial projections. . . .” We are uncertain if you are describing the assumptions underlying management’s projections as described in Item 8(f) or if you are referring to something else. Please revise your disclosure to clarify why

Securities and Exchange Commission
August 17, 2009

your adoption of Allen & Company’s analyses is subject to such limitation or revise to remove it.
Response: In response to the Staff’s comment, page 17 of the Schedule 14D-9 has been revised to clarify that the referenced phrase refers to the assumptions underlying management’s projections as described in Item 8(f).
22.	Staff’s comment: We note your response to comment 54 from our letter dated August 7, 2009. We reissue it as to the Board of Director’s consideration of historical market prices.
Response: In response to the Staff’s comment, page 17 of the Schedule 14D-9 has been revised to further describe the consideration of historical market prices by the Bankrate board of directors.
Item 5. Persons/Assets Retained, Employed, Compensated or Used, page 16
(a) Opinion of Allen & Company, LLC, page 16
23.	Staff’s comment: We note your response to comment 58 from our letter dated August 7, 2009. With respect to Allen & Company’s Comparable Precedent Transactions Analysis, please describe the effect, if any, that the multiple unavailable data has on (i) the multiple range (ii) on Allen’s analysis and conclusion, and (iii) on the board’s reliance on this analysis and Allen’s opinion, Also, explain why, with the amount of data unavailable, this range is still relevant. Please also discuss why this information was unavailable.
Response: In response to the Staff’s comment, page 22 of the Schedule 14D-9 has been revised to describe why certain data was unavailable with respect to the Comparable Precedent Transactions Analysis, the relevancy of the multiples derived from such analysis in light of such unavailable data and the effect such unavailable data had on (i) the multiple range, and (ii) Allen’s analysis and conclusion and page 17 of the Schedule 14D-9 has been revised to describe the effect of such unavailable data on the Board’s reliance on such analysis and conclusion.
24.	Staff’s comment: Also with respect to the Comparable Precedent Transactions Analysis, explain why the figures disclosed for the Kaboose transaction do not appear to be mathematically accurate (i.e., transaction value of $95 million divided by LTM adjusted EBITDA of $10 results in a multiple of 9.8x instead of 9.5x). Also, explain why the multiples for the Bebo transaction are not measurable/meaningful in light of your disclosure of the components of the components of the multiples.

Securities and Exchange Commission
August 17, 2009

Response: In response to the Staff’s comment, page 22 of the Schedule 14D-9 has been revised to explain that, due to rounding, the transaction multiples included in the table may be slightly different than the multiples indicated by the ratio of transaction value to LTM EBITDA included in the table.
In response to the Staff’s comment, page 22 of the Schedule 14D-9 has been revised to explain why Allen did not deem the transaction multiple derived from the Bebo transaction to be meaningful for the purposes of its analyses.
25.	Staff’s comment: We also reissue comment 58 as it related to the Selected Companies, the Selected Transactions, and Discounted Cash Flow analyses in the Needham & Company opinion. Our comment sought disclosure of the data underlying the results presented, not just the multiples derived from that data. If the referenced data was not presented to the Disinterested Directors, please state so. Also, with respect to the DCF analysis, please show how Needham arrived from the projected unlevered cash flows for the Company from 2009 to 2013 to the implied per share equity reference range for the company of $19.38-$36.96.
Response: In response to the Staff’s comment regarding the disclosure with respect to the Needham & Company opinion, the disclosures under “Selected Companies Analysis” on page 30 of the Schedule 14D-9 has been revised to provide additional information underlying the results described. Other than as included in the revised disclosure regarding Needham’s opinion, no additional underlying data was provided by Needham & Company to the Board with respect to any of its methods of analysis. In response to the Staff’s comment regarding the disclosure with respect to the implied per share equity reference range in Needham’s DCF analysis, the disclosure under “Discounted Cash Flow Analysis” on page 35 of the Schedule 14D-9 has been expanded to show how Needham arrived from the projected unlevered cash flows for the Company from 2009 to 2013 to the implied per share equity reference range for the company of $19.38-$36.96.
26.	Staff’s comment: With respect to the Discounted Cash Flows analysis conducted by Needham & Company, please describe which “financial metrics” it used in ultimately determining an appropriate discount rate.
Response: In response to the Staff’s comment, the disclosure under “Discounted Cash Flow Analysis” on page 34 of the Schedule 14D-9 has been expanded to further describe which financial metrics Needham used in determining the discount rate.

Securities and Exchange Commission
August 17, 2009

Form 10-Q for the Fiscal Quarter Ended June 30,2002
Exhibits 32.1 and 32.2 — Section 906 Certifications
27.	Staff’s comment: We note that your Section 906 Certifications refers to your Form 10-Q for the fiscal quarter ended March 31, 2009 rather than your Form 10-Q for the fiscal quarter ended June 30, 2009. Please re-file your Form 10-Q for the fiscal quarter ended June 30, 2009 to include Section 906 Certifications that refer to the correct Form l0-Q.
Response: In response to the Staff’s comment, an Amended Quarterly Report on Form 10-Q/A has been filed that includes Section 906 Certifications that refer to the 10-Q for the fiscal quarter ended June 30, 2009.
     In addition, each of the Companies and Bankrate hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing has been responsive to the Staff’s comments.
     If you have any questions related to this letter, please contact me at (212) 446-4943 or Christopher Kitchen of this office at (212) 446-4988.

Sincerely,
/s/ Joshua N. Korff
Joshua N. Korff

cc:	Mitch Truwit Edward J. DiMaria Lawrence S. Makow, Esq.